Exhibit 12.1

Centex Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	Three Months Ended June 30,		Fiscal Years Ended March 31, (1)
	2009	2008	2009	2008	2007	2006	2005

Earnings

Earnings (Loss) from Continuing Operations (2)	$(322,219)	$(182,747)	$(1,526,771)	$(2,875,158)	$106,786	$1,880,738	$1,394,606
Minority interests in income of consolidated subsidiaries	–	253	326	1,333	2,587	3,469	2,467
Undistributed (income) loss from equity investments	9,221	5,781	70,777	104,479	79,615	6,298	(3,717)
Fixed charges	59,906	65,945	253,992	312,277	421,491	321,733	236,001
Interest capitalized	(27,721)	(52,969)	(165,992)	(238,203)	(308,023)	(232,860)	(176,874)
Amortizartion of capitalized interest	38,933	25,603	183,799	314,017	246,579	171,189	131,937
Net Earnings (Loss)	$(241,880)	$(138,134)	$(1,183,869)	$(2,381,255)	$549,035	$2,150,567	$1,584,420

Fixed Charges
Interest expense including amortization of debt discount (3)	$57,656	$63,520	$244,392	$302,577	$407,391	$312,133	$228,501
Interest factor attributable to rentals	2,250	2,425	9,600	9,700	14,100	9,600	7,500
Total Fixed Charges	$59,906	$65,945	$253,992	$312,277	$421,491	$321,733	$236,001

Ratio of Earnings to Fixed Charges (4)	–	–	–	–	1.30	6.68	6.71

Coverage Deficiency	$301,786	$204,079	$1,437,861	$2,693,532

(1)
The ratios presented in this table have been adjusted to reflect our home services operations (sold in April 2008), Construction Services (sold in March 2007), Home Equity (sold in July 2006) and International Homebuilding (sold in September 2005) as discontinued operations.

(2)	Earnings (Loss) from Continuing Operations are before income taxes.

(3)	Excludes interest related to our unrecognized tax benefits as such interest is included as a component of the income tax provision.

(4)	Earnings were inadequate to cover fixed charges for the three months ended June 30, 2009 and 2008 and for the fiscal years ended March 31, 2009 and 2008.